5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

TD Bank Financial Group Gives Direction on Provision for Credit Loss, Investment Write-downs and Earnings

TORONTO – April 30, 2002 – TD Bank Financial Group (TDBFG) today announced that its provision for credit loss in the second quarter, which ends today, April 30, 2002, will be CDN$400 million. TDBFG estimates that its provision for credit loss for fiscal year 2002 will increase from the previously announced range of CDN$1.1 to $1.2 billion, to CDN$1.1 to $1.3 billion.

TDBFG cited the following specific items as contributing to the increased provision for credit loss during the second quarter:

- Approximately CDN$100 million will be charged during the quarter as a result of TDBFG's approximately CDN$125 million net exposure to Teleglobe.

- Approximately CDN$60 million will also be charged during the quarter as a result of further deterioration in Argentina. This is in addition to the CDN$40 million charged in the first quarter and is a result of TDBFG's exposure to Argentina, as previously disclosed in news releases issued on December 24, 2001 and February 5, 2002. Since that time, gross exposure to Argentinean banks has reduced from US$76 million to US$59 million. Gross corporate exposure remains at US$99 million, of which US$10 million is covered by Political Risk Insurance.

TDBFG has also reviewed its merchant banking investments and, as a result, will be recording a write-down of approximately CDN$115 million, primarily for investments relating to the telecommunications sector. TDBFG expects to maintain a significant value over book value in its investment portfolio.

TDBFG also announced that it expects its second quarter fully diluted operating cash earnings to be in the range of 44 to 49 cents per share or 19 to 24 cents per share as determined in accordance with Generally Accepted Accounting Principles (GAAP).

"Given our focus in the telecom sector, we continue to experience the effects of on-going deterioration. As we manage in a persistently challenging environment, we feel that our conservative approach to our provision for credit loss and our investments is appropriate," said Chairman and CEO A. Charles Baillie. "We will continue to monitor the situation closely," he added. Baillie also noted that a more complete discussion of the Bank's earnings and second quarter charges will occur on May 16, 2002 when TD holds its quarterly earnings conference call and webcast via its corporate website (www.td.com).

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a leader in wholesale banking, operating in over 20 locations in key financial centres around the globe; and TD Wealth Management, one of Canada's leading wealth management businesses with global operations. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 3.9 million on-line customers. TD Bank Financial Group had CDN$310.4 billion in assets, as at January 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them.

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For more information, please contact:

Dan Marinangeli
Executive Vice President and Chief Financial Officer
(416) 982-8002

Scott Lamb
Vice President, Investor Relations
(416) 982-5075

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: May 1, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President